UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PACIFIC ETHANOL, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

69423U107

(CUSIP Number)

Matthew S. Topham, Esq.	Laurie Smiley, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP 925 Fourth Avenue, Suite 2900	Arian Colachis, Esq. Cascade Investment, L.L.C.
Seattle, Washington 98104	2365 Carillon Point
(206) 623-7580	Kirkland, Washington 98033
(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,575,224*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,575,224*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,224*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

*All shares of common stock beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the common stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the common stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 69423U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,575,224*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,575,224*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,224*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

* All shares of common stock beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the common stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the common stock beneficially owned by Cascade and Mr. Gates.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III (collectively, the “Reporting Persons”) to amend the Schedule 13D filed on April 21, 2006, as amended on May 29, 2007, May 6, 2008, May 22, 2008 and June 6, 2008, to report a change in the Reporting Persons’ ownership percentage as a result of the conversion by Cascade of shares of Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) of Pacific Ethanol, Inc. (“the Issuer”) into common stock of the Issuer and subsequent sales of common stock by Cascade.

Item 5.    Interest of Securities of Issuer

(a)           See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b)           See items 7 through 10 of the cover page to this Schedule 13D for the number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Since the last transaction reported in the previous Schedule 13D amendment through June 13, 2008, Cascade sold a total of 3,500,000 shares of common stock on the dates and at the prices set forth on Exhibit 99.1.  The sales were made for cash in open market transactions.

(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)           As of June 13, 2008, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

Item 7.    Material to be Filed as Exhibits

Exhibit	Description
99.1	Dates and prices of sales of common stock since the last transaction reported on Amendment No. 4 to Schedule 13D (filed June 6, 2008) through June 13, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2008	CASCADE INVESTMENT, L.L.C. (1)

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III (1)

	By:	/s/ Michael Larson
Name: Michael Larson (2)
Title: Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III pursuant to the Joint Filing Agreement dated April 21, 2006 and included with the signature page to Schedule 13D with respect to Pacific Ethanol, Inc. filed on April 21, 2006, SEC File No. 005-51517, and incorporated herein by reference.

(2)   Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.